Liquid Media Group Announces Letter of Intent to Acquire Filmocracy

VANCOUVER, British Columbia -- June 8, 2021 -- Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced the signing of a letter of intent (the “LOI”) to acquire Filmdab, Inc., which operates as “Filmocracy,” a B2B2C film and festival streaming platform with several proven revenue streams. Under the terms of the LOI, Liquid would acquire Filmocracy for up to 1.25-million shares, and Filmocracy must achieve revenues totalling up to US$66M to trigger three of the four equal tranches.

Filmocracy combines technology for hosting live events with a streaming platform where Filmocrats can watch movies and attend virtual film festivals around the world for one monthly subscription. Previous clients include the American Film Market, the Television Academy, the American Society of Cinematographers, and festivals such as San Diego International, Paris International Film Festival, and the Bahamas International Film Festival.

“We are excited to be incorporating Filmocracy as an integral component of the Liquid Media solution for IP creators,” says Ron Thomson, CEO of Liquid. “Filmocracy’s team has established a powerful value proposition for extending the film festival experience across virtual audiences globally. In doing so, they are combining business-to-business and business-to-consumer models to increase revenues via SaaS sales, subscriptions, advertising, sponsorships and more. This is an explosive growth business assisting both content creators and festival operators to more effectively monetize their opportunities in new ways.”

Filmocracy’s B2B2C model leverages a unique combination of revenue streams. These include B2B SaaS for the hosting of virtual festivals and other events beyond the film industry, B2C membership and marketing opportunities, plus channels, e-commerce and data. Filmocracy’s proprietary technology also permits for features to be white-labeled and sold to other businesses and industries.

“The digital disruption accelerated by the pandemic has moved creators and audiences online and all signs, including increased uptake by festival presenters and consumers alike, point to that continuing into the future,” says Paul Jun, CEO and Co-founder of Filmocracy. ”By hosting virtual film festivals we have a unique advantage in that we stream movies pre-license, before any distribution windows, before they are in theatres, and before anyone even has a chance to acquire them. Filmocracy is ultimately about empowering creators, and Liquid’s alignment on mission provides us  with a strong foundation to grow together.”

The key differentiator of Filmocracy’s streaming platform is how it utilizes technology to stimulate engagement. Its live events technology enables networking, dynamic ratings and tracking provide metrics for distributors and sponsors, and their virtual villages offer customization and branding unparalleled among their competitors.

With over 12,000 Film Festivals globally and the post COVID-19 reality that hybrid virtual and in-person events are here to stay, the opportunities for virtual festival solutions continue to expand.  Increased attendance at festivals like Sundance and the New York Film Festival, who moved online in 2020, have demonstrated both appetite and untapped potential.

Under the terms of the LOI, Liquid would acquire Filmocracy for up to 1.25-million common shares of Liquid, which would be paid out to Filmocracy investors across specific performance milestones in four equal tranches of 312,500 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares would be payable upon closing, with three remaining milestones triggered by Filmocracy revenues totalling US$66M in the years ahead. Additional cash would be invested in Filmocracy’s ongoing operations, beginning with immediate availability of a secured bridge loan in the amount of US$609K, to be applied towards working capital, technology infrastructure and marketing.

Final terms of the acquisition will be negotiated and memorialized in binding and definitive documentation to be entered into at or prior to closing. Completion of the acquisition is subject to, among other things, customary due diligence as well as any necessary share issuance requirements and approvals.

About Filmocracy

Filmdab, Inc. (dba Filmocracy) is a film and festival streaming platform that rewards users for discovering amazing independent films. Users earn virtual popcorn for watching and rating movies, which can be spent in the shop to earn movie tickets, redeem gift cards, or attend virtual film festivals from around the world. Filmocracy aims to build a true middle class of filmmakers who will thrive in the new era of premium content creation.

Additional information is available at www.filmocracy.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

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Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, that the Company will be able to consummate the acquisition of Filmocracy, and that Filmocracy will continue to increase its revenues.  These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.